Mail Stop 6010

June 6, 2007

Mr. James J. Burke
Chief Financial Officer
Standard Motor Products, Inc.
37-18 Northern Boulevard
Long Island City, NY 11101

>   **Re: Standard Motor Products, Inc.**
>   **Form 10-K for the Year Ended December 31, 2006**
>   **File No. 001-04743**

Dear Mr. Burke:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 8. Financial Statements and Supplementary Data, page 37

Report of Independent Registered Public Accounting Firm—Internal Controls over Financial Reporting, page 39
Report of Independent Registered Public Accounting Firm—Consolidated Financial Statements, page 40

1.   The EDGAR versions of the audit report on internal control over financial reporting on page 39, the audit report on consolidated financial statements on page 40, the audit report on supplemental schedule on page 88 and the consent of the independent registered accounting firm in Exhibit 23 are not signed. Please amend your filing to include signed audit reports. Refer to Rule 2-02(a) of Regulation S-X.

Consolidated Balance Sheets, page 42

2.   Please revise your future filings to separately break-out goodwill on the face of your consolidated balance sheets. Refer to paragraph 43 of SFAS 142.

Notes to Consolidated Financial Statements, page 45

Note 15. Other Income (Expense), Net

3.   We note that you recognized approximately $915,000, $956,000, and $753,000 in income from joint ventures for the year ended December 31, 2006, 2005, and 2004, respectively. Please address the following:

- Provide to us details on each significant joint venture, including your ownership percentage, your investment balance at December 31, 2006 and 2005, and your proportionate share of the income that you recognized for all reporting periods presented.
- Revise future filings to disclose the above information for each material joint venture.
- Tell us how you considered the requirements of Rule 3-09 of Regulation S-X related to each of your equity investees.
- Tell us how you considered the requirements of Item 4-08(g) of Regulation S-X for each of the equity investees.

As appropriate, please amend your December 31, 2006 Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin Vaughn
Branch Chief